Exhibit 12.1

STATEMENT REGARDING COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

The following illustrates the computation of the historical ratio of earnings to fixed charges (amounts in thousands except ratios). While there are preference securities outstanding for all periods presented, such preference securities do not accrue or otherwise pay any dividends. Therefore, the ratio of earnings to combined fixed charges and preference dividends are identical to the ratios of earnings to fixed charges.

	Historical					Historical	Pro Forma
	Year Ended December 31,					Six Months Ended September 30,	Twelve Months Ended March 31,
Fixed Charges	2012	2013	1024	2015	2016	2016	2016 (1)

Interest, including amortization of debt discounts and capitalized expenses	$9,420	$1,144	$1,407	$234	$1,816	$622	$2,556
Interest element of rentals*	57	83	83	210	268	135	268
Total Fixed Charges	$9,477	$1,227	$1,490	$444	$2,084	$757	$2,824
Earnings available for fixed charges:
Pre-tax income (loss)	$(30,597)	$(14,022)	$(18,976)	$(23,900)	$(27,818)	$(7,778)	$(30,374)
Add back:
Income (loss) from discontinued operations	(8,460)	(1,502)	—	—	—	—	—
Fixed charges	9,477	1,227	1,490	444	2,084	757	2,824
Total Earnings	$(12,660)	$(11,292)	$(15,984)	$(23,456)	$(25,734)	$(7,021)	$(27,550)
Ratio of Earnings to Fixed Charges	(1.3x )	(9.2x )	(10.7x )	(52.9x )	(12.3x )	(9.3x )	(9.8x )
Additional earnings required to achieve a 1.0x ratio:	$22,137	$12,519	$17,474	$23,900	$27,818	$7,778	$30,374

*	Interest component of rental expense is estimated to equal 1/3 of such expense, which is considered a reasonable approximation of the interest factor.

(1)	Interest, including amortization of debt discounts and capitalized expenses, is calculated as the net change in interest from the refinancing assuming the refinancing took place as of April 1, 2015. The net change in interest is calculated at $2,556.